THE O'NEAL LAW FIRM, P.C.
                            14835 East Shea Boulevard
                               Suite 103, PMB 494
                          Fountain Hills, Arizona 85268
                              (480) 812-5058 (Tel)
                              (480) 816-9241 (Fax)


                                  May 30, 2007

Securities and Exchange Commission
100 F. Street, N.W.
Washington, D.C. 20549

Re: OneLife Health Products, Inc.
    Registration Statement on Form SB-2/Fifth Amendment
    File No.  333-140447

Dear Mr. Riedler:

We are writing in response to a recent telephone call from Mr. Frank Wyman, in connection with the above-referenced filing.

1) A revised report is included with the financial statements for February 28, 2007. The revision was made to the first paragraph to include the language "and cumulative amounts since inception".

We updated our disclosure to reflect the most current practical date where applicable, and we have also provided an updated consent from the independent accountant under exhibit 23.1 and legal opinion under exhibit 5.1.

Please do not hesitate to contact us if you have any further questions.

Very truly yours,


/s/ William D. O'Neal
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